November 30, 2004

Mail Stop 0409

Paul O. Bower
President and Chief Executive Officer
Education Realty Trust, Inc.
530 Oak Court Drive, Suite 300
Memphis, Tennessee 38117

Re:	Education Realty Trust, Inc.
	Amendment No. 1 to Form S-11
	Filed on November 4, 2004
      Registration No. 333-119264

Dear Mr. Bower:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Graphics

1. We note your statement in the graphics that you provided to us supplementally that Education Realty Trust is "America`s leader in collegiate student housing." This claim is not included in the prospectus. Please provide us with supplemental support for your claim that you are the leader in the collegiate student housing industry and clarify what measurement you are using to support this claim.

Prospectus Cover Page

2. In connection with your response to prior comment 6, please revise
to eliminate the second sentence of your coverpage disclosure beginning, "We formed to continue..." and ending, "in the United
States."   Since this disclosure exceeds the disclosure required
by
Item 501 of S-K, it is inappropriate for the coverpage.

Prospectus Summary
Our Company, page 2

3. We refer to the third bullet point. Please quantify the debt obligations you will have following the completion of the formation transactions and this offering.

4. We refer to the seventh bullet point. Please clarify that, not only may you be unable to maintain the initial estimated distribution rate, but you may also be unable to make the initial distribution.

Third Party Management Services, page 7

5. We note your response to prior comment 78 from our last letter. Please revise to remove from the summary your disclosure of entities for which you previously provided development consulting services.

Structure and Formation of our Company
Formation transactions, page 8

6. We note your response to prior comment 23 regarding Industry
Guide
5 and wish to inform you that in addition to limited partnerships, we
apply Industry Guide 5 to blind pool REIT offerings.   Based on
your
current disclosure, we are unable to discern what portion of your proceeds will be allocated to specific uses. Therefore, we are unable to determine whether or not you are conducting a blind pool offering. In your next amendment, please revise your disclosure to include your estimated use of proceeds.

7. Please revise the ownership percentage of unaffiliated investors in Education Properties Trust, LLC to be consistent with page F-
25.

8. Supplementally, provide the staff with copies of the privately placed merger/acquisition materials submitted to SPE owners, including insiders, prior to the filing of this registration statement. These statements should constitute those documents, which formed the basis for the execution of the contribution and merger agreements filed as Exhibits to this registration statement.

9. We reissue prior comment 25 from our last letter requesting that you revise your disclosure here to briefly disclose the costs and fees being charged in these transactions and to name who is receiving such fees.

10. We reissue prior comment 27 from our last letter. Your response states that EDR`s formation transactions were conducted at arm`s length, however, we note the chart included in response to prior comment 29 reflects substantial ownership by your officers and directors at both a minority ownership and 50/50 ownership level. Please revise to fully disclose how the consideration negotiated in the Formation Transactions was determined, the bases for these prices and who precisely negotiated these acquisitions concerning the following properties: Tallahassee, LLC; EPT Athens, LLC; EPT Tucson
I, LLC; EPT Clemson, LLC; The Gables, LLC and the AOD/Raleigh
Residence Hall, LLC.

11. We reissue prior comment 28 from our last letter requesting you include the ownership of these entities on both an economic and voting basis, if they differ.

Distribution Policy, page 40

12. Please tell us why you have not included any portion of the $6 million loan to JPI in the distribution table. We note, for example, that in your pro forma financial statements, your pro forma combined balance sheet was prepared assuming that the full amount would be drawn.

13. We reissue prior comment 38 noting that much of the information necessary to complete the table on page 42 is currently available, such as pro forma net income, projected occupancy rates and scheduled loan repayments. Further, please note the staff will need sufficient time to review this distribution table prior as presented in your next amendment.

14. We have reviewed your response to prior comment 41. Please be aware that, prior to distribution of red herrings, the table should show full disclosure of your expected cash sources that will be used to fund any shortfall in cash available for distribution. In addition, the specific terms of your restrictive covenants constraining distributions and disclosure regarding minority interests should be included when available.

15. In connection with your response to prior comment 43 from our last letter, we note your disclosure on page 40 stating that your assumption of an occupancy rate on a nine to twelve month basis. Since you are providing a 12 month projection, a more detailed discussion of this assumption is warranted including how you combined the two (nine-month and twelve month) time frames to result in a single projected occupancy rate. Further, we note in your response that the 9-month leases you hold with tenants are but a small portion
of your total lease portfolio.   Please quantify the percentage of
leases you hold less than 12 months in duration.

16. Please revise to include the incremental interest expense related to borrowings from your revolving line of credit utilized to fund the excess of your estimated initial annual distributions over the estimated cash available for distribution.

17. You indicate that your estimate for non-revenue enhancing capital expenditures is based on $130 per square foot, however, note (2) on page 43 indicates that your estimate is based on $125 per bed.
Please revise.

18. We reissue, in part, prior comment 44 from our last letter. Please revise your footnote disclosure to explain how estimated capital expenditures have been calculated and compare the per bed estimated capital expenditures with per bed historical capital expenditures.

19. Please tell us supplementally whether the profits interest units have preferential rights to distributions over common stockholders.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Rents and Occupancy, page 51

20. Please revise your disclosure to include your response to prior comment 50 explaining why you do not believe declining occupancy rates are material to your operations and convey how your occupancy trend is negated by your emphasis on a combination of balancing rental rates with occupancy. In connection with this, while we note your statement that most of the declines were more than compensated for by an increase in rental rates, we also note that 5 of the 15 properties that experienced declining occupancy rates also experienced lower revenues.

Results of Operations

21. Similar to your disclosure on page 55 comparing your interim results of operations, please revise your Results of Operations for the full years to present the number of properties and beds owned and managed during each full year.

Nonoperating expenses, page 56

22. We reissue prior comment 58 from our last letter. While it appears you clarified the weighted average interest rate on page
59,
the disclosure on page 56 appears unchanged.

Investing Activities, page 60

23. Revise your disclosure here or as you deem appropriate in your policy section located on pages 119-122 to explain how you classify these distributions from joint ventures as a method of investing rather than from operations.

Liquidity Outlook and Capital Requirements, pages 61-62

24. We note your response to prior comment 63 from our last letter.
Revise your disclosure here and on page 25 to clarify what you mean by the "applicable federal rate." Further, please revise your disclosure to clarify whether the annualized dividend rate equates to the rate of your projected distributions on page 42.



Competition, page 105

25. We note your detailed responses to prior comment 5 concerning other student housing REITs, including GMH, ACC, as well as other large national companies that have entered this field, such as Fairfield and First Worthing. Revise your competitive section to disclose these competitors and your competitive position as compared to these competitors including both positive and negative factors as applicable.

Management, page 109

26. Revise to include your response to prior comment 80, which provides material insight into business biography/background of Messrs. Churchey and Barrow for the last 5 years.

Certain Relationships and Related Party Transactions
Benefits received by our executive officers and directors in our formation transactions, page 123

27. Please revise to include the aggregate consideration you will pay these officers and directors including the dollar amount in cash.

28. We note your response to prior comment 86 from our last letter and your disclosure on page F-39. Please revise this section to include the description of your promoter in the shares services agreement or any other material agreements. Refer to Item 404(d) of
Regulation S-K.

Structure and Formation of Our Company

Formation transactions, page 126
29. Please revise your disclosure to describe how management chose the comparable service companies used to value the Management
Company. Are these companies exclusively in the area of college housing? Are they public or private management companies?

30. In connection with prior comment 89, please revise to clearly describe the persons involved in the sale of the Development
Company
separate from the Allen & O`Hara portfolio and how management valued this asset.

Formation transactions, page 132

31. Please also include your acquisition of Allen & O`Hara
Educational Services, LLC in the summary table.

Federal Income Tax Considerations, page 159

32. We have reviewed your revisions in response to prior comment
94.
Please revise to indicate that counsel has opined that you are organized in conformity with the requirements for qualification and taxation as a REIT and that your proposed method of operation will enable you to continue to meet the requirements for qualification and taxation as a REIT.

Underwriting, page 184

33. We note your response to prior comment 95 from our last letter.
Supplementally, please provide us more detailed information regarding the nature of conditions precedent as set forth in condition (iii) "no material adverse change which makes it impracticable or inadvisable to proceed with the offering." Include your analysis as to why you believe this broadly worded condition precedent could not inappropriately release the underwriters from their obligations to purchase the shares in the offering.

34. We note and appreciate your response to prior comment 97 from our last letter. Please revise your disclosure to identify the underwriter(s) who will deliver electronic prospectuses.

35. We note your response to prior comment 98 and your intention to conduct an Internet roadshow through NetRoadshow, Inc. Supplementally, confirm that no other materials other than a preliminary prospectus or Rule 134 notice will be available through
NetRoadshow or DealKey at any time to any investor. If there will be any additional materials, supplementally, please provide copies of these materials to the staff.

Financial Statements

Unaudited Pro Forma Combined Balance Sheet, page F-4
Unaudited Pro Forma Combined Statement of Operations, pages F-5 and
F-6

36. We have reviewed your responses to comments 109, 110, 113 and
115. The guidance in SAB 48 does not apply to business combinations and was not intended to modify the requirements in SFAS 141.
Refer
to SAB 97. It appears that these transactions should be accounted for as business combinations in accordance with SFAS 141 (refer to paragraph 10 of SFAS 141). Therefore, you would determine an accounting acquirer and treat the remaining businesses as the acquirees, and account for the acquisition of those businesses using the purchase method of accounting. Please advise us, and revise your accounting in the next amendment.

37. In response to the above comment, please note that you should revise your presentation of the audited financial statements included in the registration statement to include the audited financial statements of the accounting acquirer (rather than those of a combined predecessor), and then file the financial statements required by Rule 3-05 or Rule 3-14 or Regulation S-X for each of the acquirees. Please advise us, and revise the filing, as appropriate.



Notes to Unaudited Pro Forma Combined Financial Statements, page
F-7
Note 1. Adjustments to the unaudited pro forma combined balance sheet as of June 30, 2004, page F-7
Note 1.(D), page F-7 to F-8

38. It appears that the majority of the excess of the purchase price over the net assets acquired is being allocated to goodwill. Please advise us, and disclose, how you allocated the purchase price in accordance with SFAS 141. Under SFAS 141, are you not determining the fair value of the tangible and intangible assets acquired and allocating the acquisition costs accordingly? In addition, clarify why you are not allocating any portion of the purchase price to non-competition agreements, customer relationships and management or development contracts. Refer to paragraph A14 of SFAS 141 for other examples of intangibles assets recognized apart from goodwill.

Notes 2.(R) and 3.(FF) Costs associated with operating as a public company, pages F-12 and F-14

39. We note your response to comment 118. Using management`s evaluation of estimated costs to be associated with operating as a public company does not appear to meet the factually supportable requirements of Article 11 of Regulation S-X. We reissue the comment to please remove these adjustments from the pro forma financial statements in the next amendment.

Notes 2.(K) through (N), and 3.(Y) through (BB), pages F-12 to F-
14

40. We note your response to comment 121. Please also disclose the factors considered in estimating the additional depreciation and amortization expense, and the estimated useful life for the above-referenced assets purchased.

Notes 2.(S) and 3.(GG) Depreciation and amortization related to the
JPI portfolio, pages F-13 and F-14

41. We note your response to comment 120. Please revise your disclosure in the next amendment to include the remaining contractual life of the lease intangibles.

Notes 2.(T) and 3.(HH) Interest expense, pages F-13 and F-14

42. We note your response to comment 122, and the revised disclosure on page F-11. It is not clear from your disclosure if you are using current interest rates or interest rates for which you have a commitment. Your response to comment 122 states that the pro forma adjustment reflects the interest expense the Company expects to incur based on the refinanced fixed rates. Please clarify to us, and disclose in the next amendment, if you have a commitment from the applicable lender(s) related to refinancing the debt, and related to the interest rates you expect to incur and upon which you have based your calculation of the adjustment.


Report of Independent Registered Public Accounting Firm, pages F-
16,
F-20, F-42, F-48, F-56

43. We note your response to comment 126. We could not locate the signed copies of the reports in the filing, nor did they appear to be included in the document filed on EDGAR. Please advise, or include the signed copies in the next amendment.

Education Realty Trust Predecessor, pages F-20 to F-41

Combined Statements of Cash Flows, page F-24

44. Based on your response to comment 128, you classify distributions received from your unconsolidated joint ventures as an investing activity due to the timing of cash flows from development activities engaged through your joint ventures. However, the distributions appear to represent a distribution of earnings in advance of the recognition of equity in earnings and not a continuous return of your capital. Accordingly, please revise your classification of these distributions.

Note 2, Summary of significant accounting policies, pages F-27 to
F-
32
Investment in unconsolidated joint ventures and limited liability companies, pages F-28 and F-29

45. In your response to comments 49 and 56, we note that 100% of the income from your joint venture arrangements are allocated to and received by your development company. Please advise us, and disclose, how you allocate income and distributions with respect to your unconsolidated joint ventures and limited liability companies.
Do you not record your share of the earnings and distributions?

Revenue Recognition, pages F-29 - F-21
Development consulting revenue, page F-30

46. We note from your response to comment 134 that, typically, EDR receives a certain percentage of the development-consulting fee in cash when the bond financing closes. Please advise us, and disclose, when you recognize this upfront fee as revenue.

Part II

Item 33. Recent Sales of Unregistered Securities, page II-1

47. We reissue, in part, prior comment 143 from our last letter.
Please include the aggregate consideration paid for units of limited partnership interest in the formation transactions in either cash or non-cash form.

Exhibits

48. Please file updated consents of independent registered public accountants in the next amendment.

49. Please file the schedules and exhibits to the contribution and merger agreements filed as Exhibits 10.8, 10.9, 10.11 - 10.16.
These
schedules contain material terms referred to throughout the contribution and merger agreements. We note you filed the Schedules to the contribution agreement filed as Exhibit 10.10. We may have further comment.


*   *   *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.













      You may contact Joshua S. Forgione (202) 824-5464 or Deborah
A.
Wilson, Senior Accountant, at (202) 942-2956 if you have questions regarding comments on the financial statements and related matters.
Please contact Neil Miller at (202) 942-1851 or the undersigned at
(202) 942-1971 with any other questions.


Sincerely,



Owen J. Pinkerton
Senior Counsel



cc:	Rosemarie A. Thurston, Esq. (via facsimile)
      John A. Earles, Esq.
	Morris, Manning & Martin LLP
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Education Realty Trust, Inc.
November 30, 2004
Page 1